Mail Stop 4561

September 13, 2006

Thomas G. Bevivino
Chief Financial Officer
Severn Bancorp, Inc.
1919 A West Street
Annapolis, MD 21401

   Re: **Severn Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 22, 2006
      File No. 0-49731

Dear Mr. Bevivino:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          John P. Nolan
          Accounting Branch Chief